SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. 2Q23 HIGHLIGHTS	5
2. MAIN INDICATORS	6
3. MESSAGE FROM MANAGEMENT	7
4. GLOBAL PETROCHEMICAL INDUSTRY	8
5. PERFORMANCE BY SEGMENT	10
5.1 BRAZIL	10
5.2 USA & EUROPE	17
5.3 MEXICO	19
6. CONSOLIDATED FINANCIAL OVERVIEW	25
6.1 CONSOLIDATED REVENUE	25
6.2 COST OF GOODS SOLD (COGS)	26
6.3 OTHER REVENUE (EXPENSE), NET	26
6.4 RECURRING EBITDA	26
6.5 CONSOLIDATED FINANCIAL RESULT	27
6.6 NET INCOME (LOSS)	28
6.7 INVESTMENTS	28
6.8 CASH FLOW	31
6.9 DEBT MATURITY PROFILE AND RATING	31
7. CAPITAL MARKET	33
7.1 STOCK PERFORMANCE	33
7.2 CORPORATE DEBT SECURITIES PERFORMANCE	34
8. LIST OF ANNEXES	35

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resins producer in the Americas and the world leader in biopolymers, announces the calendar for its 2Q23 disclosures, as follows.

Conference Call

Portuguese (Original Audio) August 9, 2023 (Wednesday) Time: 11:00 a.m. (Brasília) Tel: +55 (11) 4090 1621 Password: Braskem Webcast: Click here	English (Simultaneous Translation) August 9, 2023 (Wednesday) Time: 10:00 a.m. (US ET), 3:00 p.m. (London) Tel: +1 (412) 717-9627 Password: Braskem Webcast: Click here

Investor Relations Channels

Investor Relations Website: http://ri.braskem.com.br

IR mailbox: braskem-ri@braskem.com.br

Telephone: +55 (11) 3576-9531

Braskem Invest: podcast for investors, available on Spotify (in Portuguese) at this link.

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Braskem records Recurring EBITDA of US$140 million in the quarter

Net debt remains stable at US$4.6 billion

1.	2Q23 HIGHLIGHTS

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2.	MAIN INDICATORS

| Main Operational Indicators | 2Q23 (A) | 1Q23 (B) | 2Q22 (C) | Chg. (A)/(B) | Chg. (A)/(C) | 1H23 (D) | 1H22 (E) | Chg. (D)/(E) |
|---|---|---|---|---|---|---|---|---|
| **Brazil** | | | | | | | | |
| Utilization Rate Ethylene (%) | 72% | 77% | 74% | -5 p.p. | -2 p.p. | 75% | 80% | -6 p.p. |
| Sales Volume of Main Chemicals (kton) | 606 | 694 | 725 | -13% | -16% | 1,300 | 1,541 | -16% |
| Sales Volume of Main Chemicals Exports (kton) | 106 | 78 | 65 | 36% | 62% | 184 | 134 | 37% |
| Sales Volume of Resins (kton) | 789 | 884 | 879 | -11% | -10% | 1,666 | 1,755 | -5% |
| Sales Volume of Resins Exports (kton) | 171 | 214 | 230 | -20% | -26% | 327 | 368 | -11% |
| Utilization Rate of Green Ethylene (%) | 84% | 9% | 97% | 75 p.p. | -13 p.p. | 78% | 92% | -15 p.p. |
| Sales of Green PE (kton) | 28 | 37 | 46 | -23% | -38% | 65 | 87 | -25% |
| **United States and Europe** | | | | | | | | |
| Utilization Rate (%) | 80% | 81% | 80% | -1 p.p. | 0 p.p. | 81% | 84% | -4 p.p. |
| Sales Volume (kton) | 536 | 518 | 526 | 3% | 2% | 1,055 | 1,073 | -2% |
| **Mexico** | | | | | | | | |
| Utilization Rate (%) | 86% | 72% | 67% | 14 p.p. | 19 p.p. | 79% | 74% | 5 p.p. |
| Sales Volume (kton) | 214 | 197 | 190 | 8% | 13% | 411 | 409 | 1% |

| Main Financial Indicators | 2Q23 (A) | 1Q23 (B) | 2Q22 (C) | Chg. (A)/(B) | Chg. (A)/(C) | 1H23 (D) | 1H22 (E) | Chg. (D)/(E) |
|---|---|---|---|---|---|---|---|---|
| Average Exchange Rate (R$/US$) | 4.95 | 5.19 | 4.92 | -5% | 1% | 5.07 | 5.08 | 0% |
| *In US$ million* | | | | | | | | |
| Net Revenue | 3,586 | 3,743 | 5,169 | -4% | -31% | 7,329 | 10,289 | -29% |
| COGS | (3,496) | (3,553) | (4,335) | -2% | -19% | (7,049) | (8,481) | -17% |
| Recurring EBITDA[1] | 140 | 205 | 802 | -31% | -82% | 345 | 1,721 | -80% |
| Net Financial Result | 38 | (69) | (689) | n.a. | n.a. | (30) | (434) | -93% |
| Net Income (Loss)[2] | (156) | 35 | (281) | n.a. | -44% | (121) | 467 | n.a. |
| Cash Generation[3] | (132) | (261) | 489 | -49% | n.a. | (394) | 455 | n.a. |
| Adjusted Net Debt/Recurring EBITDA (x) | 7.90x | 3.86x | 1.22x | n.a. | n.a. | 7.90x | 1.22x | n.a. |
| *In R$ million* | | | | | | | | |
| Net Revenue | 17,756 | 19,446 | 25,411 | -9% | -30% | 37,202 | 52,143 | -29% |
| COGS | (17,298) | (18,461) | (21,333) | -6% | -19% | (35,759) | (42,934) | -17% |
| Recurring EBITDA[1] | 703 | 1,063 | 3,927 | -34% | -82% | 1,766 | 8,772 | -80% |
| Net Financial Result | 161 | (352) | (3,393) | n.a. | n.a. | (191) | (2,145) | -91% |
| Net Income (Loss)[2] | (771) | 184 | (1,406) | n.a. | -45% | (586) | 2,478 | n.a. |
| Cash Generation[3] | (655) | (1,358) | 2,404 | -52% | n.a. | (2,013) | 2,229 | n.a. |

[1]EBITDA (-) non-recurring expenses, including expenses related to the geological event in Alagoas, PIS and COFINS credits (excluding the ICMS calculation base) and others

[2]Net Profit (Loss) Attributable to Company's Shareholders

[3]Cash Flow Generation (=) Net Cash Generated from Operating Activities (-) Leniency Agreement (+) effects of reclassifications between the lines of Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents (+) Net Cash used in Investing Activities (+) Leasing (+) Geological Event in Alagoas

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3.	MESSAGE FROM MANAGEMENT

During the second quarter, the global demand scenario continued to be impacted mainly due to (i) the lower level of global consumption as a result of the high interest rates and the persistent inflationary pressure; (ii) the de-stocking effect in the converters chain; and (iii) the recovery of industrial activity in China below market expectations. In addition to the lower demand observed in the period, the new capacities coming online continued to affect chemical and petrochemical spreads in the international market.

In this scenario, the operational rate in Brazil in 2Q23 was lower than in 1Q23, mainly due to the lower demand in the period and operating instabilities, which led to a 13% reduction in total sales volumes of resins and of main chemicals in the Brazilian market. However, the average utilization rate in the United States & Europe segment remained in line with 1Q23, while sales volume increased 3%, influenced by the higher sales volume in the United States. It is worth highlight the operational performance of the Mexico segment, which registered a 14 p.p. increase in utilization rate, given the higher supply of domestic and imported feedstock, which supported an 8% increase in PE sales volume in the period.

In this context, Braskem reported in the quarter Recurring EBITDA of US$140 million (R$703 million) and net loss attributable to shareholders of US$156 million (R$771 million).

In terms of financial health, Braskem maintained its strong cash position at US$2.9 billion (R$14.0 billion), which is sufficient to cover the payment of all obligations maturing over the next 74 months, and the very long debt profile.

Additionally, Braskem remains focused on implementing the corporate initiatives to maximize cash generation through the optimization of working capital management, which enabled a positive variation of R$1 billion, explained by (i) the reduction in the receivable turnover days; (ii) the reduction of 15% in average feedstock prices in the international market and of 8% in average of finished product prices in Inventories; and (iii) the management of suppliers with the increase in the payable turnover days.

Lastly, regarding its growth strategy, the Company continued to advance in projects related to its growth avenues of (i) traditional businesses, with construction of the ethane import terminal in Mexico reaching around 40% of physical completion; (ii) bio-based, with the conclusion and startup of the project to expand by 30% the current green ethylene production capacity in Rio Grande do Sul; and (iii) recycling, with the increase in the products and segments portfolio in addition to the consolidation of products from Wise, a recycling company in which Braskem completed the acquisition of 61.1% in 1Q23.

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4.	GLOBAL PETROCHEMICAL INDUSTRY

8

Petrochemical Spreads – 2Q23 vs. 1Q23

BRAZIL

The PE spread increased (+2%) compared to 1Q23, impacted by the lower naphtha ARA price (-13%) than in 1Q23, due to (i) lower global demand; and (ii) lower oil price in the period, which was partially offset by the reduction in oil production by OPEC to contain price fluctuations resulting from lower global demand. On the other hand, the PE price in the US was lower (-7%) in 2Q23, due to (i) the lower demand in the period, mainly influenced by high interest rates and continuing inflationary pressure; and (ii) the normalization in supply in the region, after the weather events in the United States in early 2023.

The PP spread was higher (+4%) than in 1Q23, impacted by the lower naphtha ARA price (-13%) in the period, as explained above. On the other hand, the PP price in Asia was lower (-8%) in 2Q23, impacted by (i) the lower demand, associated with the global economic slowdown; and (ii) the ample supply of product in the region.

The PVC Par spread was lower (-29%) in relation to 1Q23. The PVC price in Asia was lower (-7%) in the quarter, impacted by lower demand for the product in the period, which is mainly explained by (i) the lower imports from India, reflecting the start of the monsoon season and the precautions imposed by the Indian government, recommending restrictions on PVC imports in the country; and (ii) the higher PVC supply from other regions at more competitive production costs. The caustic soda price in the United States also decreased (-28%) in 2Q23 compared to 1Q23, explained by (i) lower demand, mainly in the pulp and paper, aluminum, and soap and detergent sectors; and (ii) the higher supply, due to the normalization of soda availability in international markets.

The spread of Main Basic Chemicals was higher (+20%) than in the prior quarter, mainly due to the lower naphtha ARA price (-13%) in 2Q23, as explained above. The price of main chemicals remained in line during 2Q23.

USA & EUROPE

The PP spread in the USA remained in line compared with 1Q23. The PP spread in Europe was lower (-3%) compared to 1Q23, due to the lower PP price in Europe (-2%), impacted by (i) the lower demand, given the high levels of inflation and interest rates in the region; and (ii) the entry of import products at more competitive production costs in the region. The propylene price in Europe remained in line.

MEXICO

The PE spread in Mexico was lower (-5%) compared to 1Q23, due to the lower PE price in the US (-7%), explained by (i) the lower demand in the period, mainly influenced by high interest rates and continuing inflationary pressure; and (ii) the normalization in the supply in the region, after the weather events in the United States in early 2023. The ethane price decreased (-16%), affected by the supply-demand dynamics of US natural gas, whose composition contains ethane. The dynamic is explained by high level of natural gas stocks in the United States resulting from the product’s higher supply in the Permian region and the lower demand for natural gas, leading to lower ethane prices.

For more information on the petrochemical scenario in the quarter, see appendix 8.1 to this document.

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5.	PERFORMANCE BY SEGMENT
5.1	BRAZIL

Recurring EBITDA was US$81 million (R$407 million), lower than in 1Q23 (-34%), accounting for 56% of the Company’s segment consolidated Recurring EBITDA, mainly due to (i) the lower demand in the period that impacted in the decrease of 138 kton, or 13%, in total resin sales volume and the reduction of 88 kton, or 13%, in main chemicals sales volume in the Brazilian market; (ii) the decrease of 29% in the PVC spread in the international market; and (iii) the appreciation in the average of the Brazilian real against the U.S. dollar in the period of 5%.

Compared to 2Q22, Recurring EBITDA was 82% lower in U.S. dollar, explained mainly by the reductions in the international market of 48% in the PE spread, 7% in the PP spread and 50% in the PVC spread.

5.1.1	OPERATIONAL OVERVIEW

a) Resin demand in the Brazilian market (PE, PP and PVC): in relation to 1Q23, resin demand in the Brazilian market was lower (-8%), explained mainly by lower PE, PP and PVC demand given the lower consumption, especially in the packaging, home appliances and hospital materials sectors. Compared to 2Q22, resin demand increased (+4%) due to (i) the higher PE and PP demand, impacted by higher consumption, especially in the agricultural and packaging sectors; and (ii) the higher PVC demand driven by the construction and textile sectors in the period.

b) Average utilization rate of petrochemical plants: decreased compared to 1Q23 (-5 p.p.) due to (i) the production adjustment to the lower demand in the period; and (ii) short unscheduled shutdowns and feedstock supply restrictions at the Rio de Janeiro and Rio Grande do Sul petrochemical complexes. Compared to 2Q22, the average utilization decreased by 2 p.p. due to the production adjustment regarding lower spreads in the international market due to the weaker global demand.

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c) Resin sales volume: in the Brazilian market, resin sales volume decreased from 1Q23 (-11%), in line with the contraction of the Brazilian resin market, due to the lower demand for PE, PP, and PVC, mainly from the packaging, household appliances, and hospital materials. Compared to 2Q22, resin sales volume in the Brazilian market decreased (-10%), reflecting the higher imports of PE, PP, and PVC in the period.

Exports decreased in 2Q23 in relation to 1Q23 (-20%) and 2Q22 (-26%) due to fewer opportunities in the international market, given high inventories in the global chain resulting from lower demand in the period.

d) Main chemicals sales volume1: in the Brazilian market, sales volume declined in relation to 1Q23 (-13%) and 2Q22 (-16%), mainly due to the lower sales volume (i) of ethylene and benzene given the lower demand for derivatives of these products; and (ii) of gasoline due to lower product availability for sale.

Exports increased compared to 1Q23 (+36%) and 2Q22 (+62%), mainly due to better commercial opportunities in the international market.

1 Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the share of these products in net revenue of this segment.

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5.1.2	GEOLOGICAL EVENT IN ALAGOAS

As assessed by the Company and its external advisors, considering the short- and long-term effects of the technical studies, existing information and the best estimate of expenses for implementing the various measures related to the geological event in Alagoas, the provision recorded on June 30, 2023 presents the following changes in the period:

On July 21, 2023, the Company executed agreement with the Municipality of Maceió (“Global Agreement”) for the payment of R$1.7 billion, of which approximately R$700 million had already been provisioned by the Company in previous years.

For more information on advances on the action fronts related to the geological event in Alagoas in the quarter, see appendix 8.2 to this document.

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5.1.3	FINANCIAL OVERVIEW

A) Net Revenue: decreased in U.S. dollar (-6%) and Brazilian real (-10%) in relation to 1Q23, explained by (i) the decrease of 138 kton, or 13%, in total resin sales volume; (ii) the reduction of 88 kton, or 13%, in main chemicals sales volume in the Brazilian market; and (iii) the 7% reduction in the average resin price in the international market. In Brazilian real, the lower net revenue also is explained by the 5% appreciation in the average of the Brazilian real against the U.S. dollar in the period.

Compared to 2Q22, the decrease in U.S. dollar (-34%) and Brazilian real (-34%) is explained by (i) the 35% reduction in the average resin price in the international market; (ii) the decrease of 149 kton, or 13%, in total resin sales volume; and (iii) the reduction of 119 kton, or 16%, in main chemicals sales volume in the Brazilian market.

Resins sales by sector (%)

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Resin sales by region (% in tons)

B) Cost of Goods Sold (COGS): decreased in U.S. dollar (-3%) and Brazilian real (-7%) compared to 1Q23, mainly explained by the 16% and 18% reduction in ethane and propane prices in the international market, respectively, based on the moving average, influenced mainly by the supply-demand dynamics of U.S. natural gas, whose composition contains ethane. In Brazilian real, the lower COGS also is explained by the 5% appreciation in the average of the Brazilian real against the U.S. dollar in the period.

Compared to 2Q22, the reduction in U.S. dollar (-26%) and Brazilian real (-25%) is mainly explained by the 30%, 64% and 46% declines in naphtha, ethane and propane prices in the international market, respectively, based on the moving average, influenced mainly by lower oil and natural gas prices in the international market.

In the quarter, COGS was affected by the Reintegra tax credit in the amount of approximately US$0.5 million (R$2.2 million). Regarding REIQ, the Company continues to await regulation by the Executive Branch to consider resuming the PIS/COFINS tax credit on feedstock purchases as from 2023.

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C) SG&A EXPENSES: in U.S. dollar, decreased compared to 1Q23 (-8%) and to 2Q22 (-14%) mainly explained by lower expenses with third parties due to the efforts to reduce fixed costs carried out in the period.

D) Recurring EBITDA: represented 56% of the Company’s segment consolidated Recurring EBITDA.

5.1.4	RENEWABLES
5.1.4.1	OPERATIONAL OVERVIEW

a) Utilization rate (Green Ethylene): increased compared to 1Q23 (+75 p.p.) and decreased compared to 2Q22 (-13 p.p.) due to the process of operations resumption after concluding the project for expanding by 30% the current production capacity of the green ethylene unit at the Rio Grande do Sul Complex.

b) Green PE sales volume: decreased in relation to 1Q23 (-23%) and compared with 2Q22 (-38%) as a result of the effect of the Green PE restocking process following the conclusion of the scheduled maintenance shutdown for the conclusion of the project for expanding the current production capacity of the green ethylene.

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5.1.4.2	FINANCIAL OVERVIEW

A) Net Revenue of Green PE and ETBE2: increase compared to 1Q23 (+7%) due to the higher ETBE sales volume and higher Green PE price, with these factors partially offset by the lower Green PE sales volume and ETBE price. Compared to 2Q22, there was a decrease (-27%) due to the lower Green PE sales volume resulting from the scheduled maintenance shutdown carried out in the period, in addition to the lower ETBE price.

2 Product that uses a renewable feedstock, ethanol, in its composition.

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5.2	USA & EUROPE

Recurring EBITDA was US$24 million (R$119 million), 76% lower than in 1Q23, accounting for 16% of the Company’s segment consolidated Recurring EBITDA, mainly due to (i) the inventory effect of finished goods produced in previous periods with higher production cost in the United States; (ii) the lower flexibility in the purchase of propylene in the United States; and (iii) the 3% reduction in PP spread in Europe.

Compared to 2Q22, Recurring EBITDA decreased by 90% in U.S. dollar, mainly due to the 59% decline in the average PP spread in the United States and Europe.

5.2.1	OPERATIONAL OVERVIEW

a) PP demand: in the United States, PP demand increased compared to 1Q23 (+10%) after the destocking process in the chain during 1Q23, which had impacted in lower demand. In relation to 2Q22, PP demand weakened (-6%), mainly due to higher demand in the region in 2Q22 to build inventory in the transformation chain.

In Europe, PP demand decreased in relation to 1Q23 (-6%) and 2Q22 (-12%) due to the slowdown in the region’s industrial activity given the lower consumption in the chain pressured by high levels of inflation and interest rates in the period.

b) Average utilization rate of PP plants: stable in relation to 1Q23 and 2Q22, explained by the lower production volume in the United States due to the scheduled maintenance shutdown at one of the PP plants between April and May, which was partially offset by the higher production volume in Europe explained by higher feedstock supply, given the unscheduled shutdown at suppliers in 1Q23 and 2Q22.

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c) PP sales volume: increased compared to 1Q23 (+3%), explained by higher PP sales volume in the United States due to higher demand after the de-stocking process in the chain during 1Q23. In relation to 2Q22, sales volume increased (+2%), mainly due to higher product availability for sale in Europe, given the higher utilization rate in the period.

5.2.2	FINANCIAL OVERVIEW

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A) Net Revenue: decreased in U.S. dollar (-6%) and Brazilian real (-10%) compared to 1Q23, explained by (i) the 11% reduction in the average PP price in the international market; and (ii) the decrease of 6 kton, or 5%, in PP total sales volume in Europe. In Brazilian real, the decrease is also explained by the 5% appreciation in the average of the Brazilian real against the U.S. dollar in the period.

Compared to 2Q22, net revenue decreased in U.S. dollar (-37%) and Brazilian real (-37%), mainly due to the 43% reduction in the average PP price in the international market.

B) Cost of Goods Sold (COGS): increased in U.S. dollar (+4%) due to (i) the 3% increase in PP sales volume in the period; and (ii) the inventory effect of finished goods produced in previous periods with higher production cost in the United States. COGS in Brazilian real remained in line with 1Q23 due to the 5% appreciation in the average of the Brazilian real against the U.S. dollar in the period.

Compared to 2Q22, the decrease in U.S. dollar (-25%) and Brazilian real (-25%) is mainly explained by the 33% decrease in average propylene price in the international market in the United States and Europe, based on the moving average.

C) SG&A EXPENSES: in U.S. dollar, remained in line with 1Q23. Compared to 2Q22, the decrease (-3%) is due to lower expenses with third parties and maintenance of industrial and building services as a result of efforts to reduce fixed costs carried out in the period.

D) Recurring EBITDA: represented 16% of the Company’s segment consolidated Recurring EBITDA.

5.3	MEXICO

Recurring EBITDA was US$40 million (R$199 million), 50% higher than in 1Q23 and accounting for 28% of the Company’s segment consolidated Recurring EBITDA, mainly due to (i) the increase of 17 kton, or 8%, in PE sales volume in the period; and (ii) the reduction in production costs as a result of the higher utilization rate and the 16% and 18% reduction in the ethane and natural gas price in the international market, respectively. Compared to 2Q22, Recurring EBITDA decreased 58% in U.S. dollar, mainly due to the 27% decrease in PE spread in the international market in the period.

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5.3.1	OPERATIONAL OVERVIEW

a) PE demand in Mexican market: resin demand decreased in 2Q23 compared to 1Q23 (-7%) and compared to 2Q22 (-6%) due to the global economic uncertainties and the inventory management in the transformation chain.

b) Average utilization rate of PE plants: increased compared to 1Q23 (+14 p.p.) and 2Q22 (+19 p.p.) due to (i) higher ethane supply by Pemex, which reached an average of 36,000 barrels per day, above the contractual volume; and (ii) higher supply of imported ethane, which complemented the feedstock supply with an average of 21,000 barrels per day under the Fast Track solution.

c) PE sales volume: increased in relation to 1Q23 (+8%) and 2Q22 (+13%) due to the higher product availability for sale given the higher utilization rate in the period.

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5.3.2	FINANCIAL OVERVIEW

A) Net Revenue: increased in U.S. dollar (+3%) in relation to 1Q23, mainly due to the increase of 17 kton, or 8%, in PE sales volume in the period. In Brazilian real, the decrease (-2%) in relation to 1Q23 is explained by the 5% appreciation in the average of the Brazilian real against the U.S. dollar in the period.

Compared to 2Q22, the decrease in U.S. dollar (-27%) and Brazilian real (-27%) is mainly due to the 38% reduction in PE price in the international market.

Sales by sector (%)

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Sales by region (% in tons)

B) Cost of Goods Sold (COGS): decreased in U.S. dollar (-5%) and Brazilian real (-10%) in relation to 1Q23, mainly explained by the reduction in production costs as a result of the higher utilization rate and the 16% and 18% reduction in the ethane and natural gas price in the international market, based on the moving average, respectively. In Brazilian real, the lower COGS also is explained by the 5% appreciation in the average of the Brazilian real against the U.S. dollar in the period.

Compared to 2Q22, the reduction in U.S. dollar (-11%) and Brazilian real (-11%) is mainly explained by the reductions of 64% and 71% in the ethane and natural gas prices, respectively, based on the moving average in the international market.

C) SG&A EXPENSES: in U.S. dollar, the increase in relation to 1Q23 (+71%) is mainly explained by the increase in operating expenses with logistics and storage and with third parties. Compared to 2Q22, the increase (+3%) is mainly explained by higher operating expenses with logistics, storage, tanking and third parties.

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D) Recurring EBITDA: represented 28% of the Company’s segment consolidated Recurring EBITDA.

5.3.3	INVESTMENTS

The investment projected by Braskem Idesa for 2023 is of US$112 million (R$618 million). As of the end of 1H23, Braskem Idesa had invested approximately US$55 million (R$279 million).

Operating Investments 2Q23: the main operating investments made by Braskem Idesa were in reliability initiatives and spare parts.

Strategic Investments 2Q23: the strategic investment refers to the continued construction of the ethane import terminal through Terminal Química Puerto México.

5.3.3.1	ETHANE IMPORT TERMINAL

In September 2021, Braskem Idesa approved and started the Ethane Import Terminal construction project in Mexico, which involves building an ethane import terminal with capacity of 80,000 barrels of ethane per day, enabling Braskem Idesa to operate at 100% of its capacity. In December 2021, the subsidiary Terminal Química Puerto México (“TQPM”) was formed, which is the company responsible for building and operating the terminal. In June 2022, Braskem Idesa announced the sale of 50% of the capital of TQPM to form a joint venture with Advario B.V., a global leader in the storage sector.

On March 1, 2023, Braskem Idesa met all conditions for concluding the investment agreement signed with Advario, receiving payment of US$56 million3 referring to the retroactive capital contribution equivalent to the 50% ownership interest in TQPM's capital disbursed by Braskem Idesa as of said date, corresponding to US$112 million3. In addition, the estimated investment for building TQPM was updated to US$446 million, after reviewing project costs and finalizing mandatory activities. In April 2023, the laying of the cornerstone ceremony was carried out with the participation of federal and local authorities in Mexico and, in July 2023, the Energy Regulation Commission (CRE) approved the operating permit.

The project, whose construction phase was launched in July 2022, reached around 40% of physical completion as of June 2023. The total amount disbursed by Braskem Idesa as of June 2023 was around US$80 million4, with startup expected in the second half of 2024.

5.3.4	DEBT MATURITY PROFILE AND RATING

On June 30, 2023, the average debt term was around 7.4 years, with 93% of maturities concentrated after 2029. Braskem Idesa’s average weighted cost of debt was exchange variation plus 7.3% p.a.

The liquidity position of US$307 million is sufficient to cover the payment of all liabilities coming due in the next 765 months.

3 The amounts disbursed by Braskem Idesa include Value Added Tax (VAT).

4 Considers the reimbursement made by Advario in the amount of US$56 million and it includes Value Added Tax (VAT).

5 The average time for debt repayment, when considering principal and interest over the entire period, is 19 months.

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Rating

On June 30, 2023, Fitch Ratings revised upward its credit rating for Braskem Idesa S.A.P.I. from “BB-” to “B+” and reaffirmed its negative outlook. On July 7, 2023, S&P also revised its credit rating for Braskem Idesa S.A.P.I. from “B+” to “B”, with a negative outlook.

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6.	CONSOLIDATED FINANCIAL OVERVIEW

6.1	CONSOLIDATED REVENUE

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6.2	COST OF GOODS SOLD (COGS)

6.3	OTHER REVENUE (EXPENSE), NET

The Company recorded in 2Q23 a total net expense of R$928 million, mainly due to the adjustment in the amount accrued to the accounting provision for the geological event in Alagoas referring to the Global Agreement entered into with the Municipality of Maceió, as described in appendix 8.2 of this document.

6.4	RECURRING EBITDA[6]

The Company’s Recurring EBITDA in 2Q23 was US$140 million (R$703 million), lower 31% than 1Q23, mainly due to (i) the decrease in spreads in the international market of 29% for PVC in Brazil, 3% for PP in Europe and 5% for PE in Mexico; (ii) the reduction of 13% in total sales volume and main chemicals sales volume in

6 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations and reclassifications of purchases and sales among the segments reported by the Company.

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the Brazilian market in the Brazil segment, and of 5% in PP sales volume in Europe; and (iii) the appreciation in the average of the Brazilian real against the U.S. dollar in the period of 5%. These effects were partially offset by the increase of 36% in exports of main chemicals in the Brazil segment, 6% in PP sales volume in the United States, and 8% in PE sales volume in Mexico.

Compared to 2Q22, Recurring EBITDA in U.S. dollar and Brazilian real was lower (-82%) mainly due to (i) the decrease in spreads in the international market of 48% for PE, 7% for PP and 50% for PVC in Brazil segment, 63% for PP in the United States and 28% for PP in Europe, and 27% for PE in Mexico; and (ii) the reduction of 13% in total resin sales volume and of 16% in main chemicals sales volume in the local market in the Brazil segment. These effects were partially offset by the increase of 62% in exports of main chemicals in the Brazil segment, 2% in PP sales volume in the United States and Europe, and 13% in PE sales volume in Mexico.

6.5	CONSOLIDATED FINANCIAL RESULT

Financial expenses: decreased in relation to 1Q23 (-11%), mainly due to the lower interest expenses (i) on financial transactions in U.S. dollar due to the effect of the appreciation in the Brazilian real; and (ii) linked to the CDI and IPCA rates on financial transactions in Brazilian real. Compared to 2Q22, financial expenses decreased (-1%) mainly due to the prepayment in the 2Q22 of the bonds coming due in 2023 and 2024.

Financial income: increased from 1Q23 (+14%), mainly explained by higher incomes on derivatives in the period. Compared to 2Q22, financial income increased (+27%) due to (i) the higher returns on financial

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investments given the increase in the interest rate in relation to 2Q22; and (ii) the higher income from derivatives in the period.

Net exchange variation: positive variation in 2Q23 (+38%) mainly explained by (i) the effects from the appreciation in the end-of-period Brazilian real against the U.S. dollar on the average net exposure to the currency in the amount of US$3.8 billion; and (ii) the effects from the appreciation in the end-of-period Mexican peso against the U.S. dollar on the average net exposure to the U.S. dollar at Braskem Idesa in the amount of US$1.9 billion.

Transactions in financial instruments under hedge accounting

In the quarter, the Company registered US$150 million (R$296 million) in exports from a discontinued flow from 2019. The designated initial rate was R$1/US$2.0017, defined in March 2013, while the realization rate was R$1/US$3.9786, defined in November 2019.

The balance of financial instruments designated for hedge accounting ended 2Q23 at US$4.9 billion.

Long-term Currency Hedge Program

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollar. Since 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The program’s main purpose is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for 18 months.

On June 30, 2023, Braskem had a notional value outstanding of put options of US$1.9 billion, at an average exercise price of R$/US$4.65. At the same time, the Company also had a notional value of outstanding call options of US$1.3 billion, at an average exercise price of R$/US$6.90. The contracted operations have a maximum term of 18 months. The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was positive R$119 million at the end of the quarter.

As a result of the higher volatility of the dollar in the period, option contracts were exercised. The total effect on cash flow for 2Q23 was positive R$1.9 million in the quarter.

6.6	NET INCOME (LOSS)

In the quarter, the Company recorded a net loss7 of US$156 million, or R$771 million, and net loss attributable to shareholders of US$121 million, or R$586 million, in the first half of the year.

6.7	INVESTMENTS

Corporate investment projected by Braskem for 2023 is US$724 million (R$4.0 billion). At the end of 1H23, Braskem Idesa made investments in the approximate amount of US$344 million (R$1.7 billion).

7 Based on net income (loss) attributable to the shareholders of the Company.

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Operating Investments 2Q23: the main operating investments made in the quarter include (i) preparations for the scheduled maintenance shutdown of the petrochemical cracker at the Camaçari Petrochemical Complex in Bahia; (ii) the scheduled maintenance shutdown of the PVC plant in Alagoas; and (iii) the investments related to increasing the reliability and operating safety of industrial assets.

Strategic Investments 2Q23: resources were mainly allocated to (i) the project to expand green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) investments related to the acquisition of strategic inputs, including catalysts; (iii) projects associated with energy efficiency at industrial assets; and (iv) initiatives in innovation.

In 2Q23, the main investments related to the sustainable development Macro-Objectives were in (i) the project to expand green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) the projects associated with reducing CO2 emissions and capturing energy efficiency gains at industrial assets; and (iii) the projects related to industrial safety.

6.7.1	GLOBAL GROWTH STRATEGY

In line with its Corporate Growth Strategy, Braskem remained focused on developing various projects related to its growth avenues, which included the following projects.

1.	Traditional Business:

a.   Building an Ethane Import Terminal in Mexico

The project, whose construction phase was launched in July 2022, reached around 40% completion as of June 2023. The total amount disbursed by Braskem Idesa as of June 2023 was around US$80 million, with startup expected in the second half of 2024.

More details about the project are available in section 5.3.3.1.

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b.  Transform For Value Program

The Transform for Value (TFV) Program ended the second quarter of 2023 with an additional cumulative gain of approximately US$78 million compared to 2022. Gains are calculated and realized through initiatives that reached more advanced stages of maturity8 and whose cumulative capture mostly represents an impact on Company’s EBITDA, which may occur in four ways: (i) increase in net revenue; (ii) reduction in variable costs; (iii) reduction in fixed costs; or (iv) reduction in selling, general administrative expenses.

A highlight was the gains from the Reliability Journey at the Low-Density Polyethylene plant in Mexico (Braskem Idesa), which reduced industrial losses by 50% in relation to 2022 and consequently made available additional volume with additional margins, resulting in incremental gains of US$7 million compared to 2022.

c.	Industrial Decarbonization Program

The company announced a new agreement for the purchase of solar energy from Casa dos Ventos on 1Q23 which provides for supply for up to 22 years. In May, Braskem exercised the option to purchase shares of FIP Santo Artur, controlled by CDV Holding of the Casa dos Ventos group, one of the SPEs related to the same agreement, in line with its strategy to increase competitive renewable energy in its portfolio. Previously, Braskem had already acquired a minority shareholding in the Special Purpose Companies wind energy generators Ventos de Santa Amélia and Ventos de Santo Abelardo.

Braskem estimates a reduction of 3.2 million tons of CO2 considering the effectiveness of all contracts entered into by the Company for the purchase of competitive renewable energy in Brazil, reaching more than 220 average MW in long-term contracts for wind energy and solar energy, which represents approximately 40% of the electricity purchased by Braskem in Brazil for its operations, thus contributing to the goal of reducing emissions by 15% (scope 1 and 2) by 2030 and being carbon neutral by 2050.

In addition, on the cultural pillar, Braskem conducted trainings to capacity and improve team members' knowledge, including the global teams, reinforcing the continued search for opportunities for decarbonization at the industrial units.

2.	Bio-based investments and initiatives:
a.	Expanding green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul

In 2Q23, the Company concludes the expansion project of 30% of the current production capacity, to 260 kt/year, which was carried out in the scheduled maintenance shutdown.

8 Considering only initiatives in stage 4 (Run-rate), when the measurement of gains may vary according to the progress of actions, and stage 5 (Concluded), after stabilization and/or internal audit.

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3.	Recycling investments and initiatives:
a.	Increase in the products and segments portfolio
•	In 2Q23, the sales volume of resins with recycled content of the Wenew brand in Brazil increased (+22%) compared to 1Q23, due to the increase in the products and available segments portfolio, leading to growth in the customer base. Compared to the same period of the previous year, sales of resins with recycled content increased (+83%), reflecting the Company's commercial strategy and consolidation of volumes from Wise, a recycling company which Braskem completed the acquisition of 61.1% in 1Q23.
•	In the quarter, the Company launched Upsyde, a joint venture between Braskem and Terra Circular in the Netherlands, which owns a patented and proprietary technology for recycling difficult-to-process plastic waste into final circular products, which is used to produce durable consumer goods, such as pallets, slabs for construction and road use, asphalt mats and heavy-duty mats.
•	Additionally, in 2Q23, in partnership with Antilhas, the Company launched a new packaging, which has 57% PE PCR Wenew with recycled content. In addition to this solution, the Company also launched a new grade of recycled resin developed for the bag market, which contains 50% recycled content in its composition, with a colored HDPE (high-density polyethylene) source from landfills.

6.8	CASH FLOW

In the quarter, the Company presented a positive variation in working capital of R$1 billion, explained by (i) the reduction in the receivable turnover days; (ii) the reduction of 15% in average feedstock prices in the international market and of 8% in average of finished goods prices in Inventories; and (iii) the management of suppliers with the increase in the payable turnover days. This positive effect was offset by interest payments on bonds in the international market, the operating and strategic investments carried out in the period and the payment of income tax and social contribution due in the quarter, which led to cash consumption of R$27 million in the period.

Adding the payments related to the geological event in Alagoas, the Company registered cash consumption of R$655 million.

6.9	DEBT MATURITY PROFILE AND RATING

On June 30, 2023, the balance of corporate gross debt stood at U$8.9 billion, composed of 95% long-term maturities and 5% short-term maturities. Regarding net debt, the balance at the end of 2Q23 was US$4.6

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billion and remained stable when compared to 1Q23. The corporate foreign denominated liabilities corresponded to 86% of the Company's total debt at the end of the quarter.

On June 30, 2023, the average corporate debt term was around 12.7 years, with 57% of maturities concentrated after 2030. The average weighted cost of Company’s corporate debt was exchange variation +6.0% p.a.

| Debt<br>US$ million | June/23<br>(A) | Mar/23<br>(B) | June/22<br>(C) | Chg.<br>(A)/(B) | Chg.<br>(A)/(C) |
|---|---|---|---|---|---|
| Consolidated Gross Debt | 9,964 | 9,798 | 8,734 | *2%* | *14%* |
| in R$ | 1,065 | 926 | 449 | *15%* | *137%* |
| in US$ | 8,899 | 8,872 | 8,285 | *0%* | *7%* |
| **(-) Debt - Braskem Idesa** | **2,176** | **2,192** | **2,184** | ***-1%*** | ***0%*** |
| in US$ | 2,176 | 2,192 | 2,184 | *-1%* | *0%* |
| **(+) Financing Derivatives** | **(30)** | **(8)** | **(0)** | ***270%*** | ***n.a.*** |
| in US$ | (30) | (8) | (0) | *270%* | *n.a.* |
| (=) Gross Debt (Ex-Braskem Idesa) | 7,759 | 7,597 | 6,549 | *2%* | *18%* |
| in R$ | 1,065 | 926 | 449 | *15%* | *137%* |
| in US$ | 6,694 | 6,671 | 6,100 | *0%* | *10%* |
| Cash and Cash Equivalents Consolidated | 3,237 | 3,194 | 2,553 | *1%* | *27%* |
| in R$ | 1,212 | 1,346 | 1,598 | *-10%* | *-24%* |
| in US$ | 2,025 | 1,848 | 955 | *10%* | *112%* |
| **(-) Cash and Cash Equivalents - Braskem Idesa** | **307** | **355** | **405** | ***-14%*** | ***-24%*** |
| in US$ | 307 | 355 | 405 | *-14%* | *-24%* |
| **(-) Exclusive Cash to Alagoas** | **35** | **39** | **63** | ***-10%*** | ***-44%*** |
| in R$ | 35 | 39 | 63 | *-10%* | *-44%* |
| **(-) Cash to Injunction of ICMS Benefit[1]** | **0** | **0** | **223** | ***5%*** | ***-100%*** |
| in R$ | 0 | 0 | 223 | *5%* | *-100%* |
| (-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas) | 2,895 | 2,800 | 1,862 | *3%* | *55%* |
| in R$ | 1,177 | 1,307 | 1,312 | *-10%* | *-10%* |
| in US$ | 1,718 | 1,493 | 550 | *15%* | *212%* |
| (=) Adjusted Net Debt | 4,863 | 4,797 | 4,687 | *1%* | *4%* |
| in R$ | (112) | (382) | (863) | *-71%* | *-87%* |
| in US$ | 4,975 | 5,178 | 5,550 | *-4%* | *-10%* |
| **(+) Global Agreement** | **115** | **115** | **203** | ***1%*** | ***-43%*** |
| in R$ | 121 | 111 | 162 | *9%* | *-26%* |
| in US$ | (5) | 3 | 41 | *n.a.* | *n.a.* |
| Recurring EBITDA (LTM) | 588 | 1,192 | 3,746 | *-51%* | *-84%* |
| Adjusted Net Debt/Recurring EBITDA (LTM) | 8.46x | 4.12x | 1.31x | *105%* | *548%* |
| **(-) Hybrid Bond[2]** | **333** | **310** | **315** | ***7%*** | ***6%*** |
| in US$ | 333 | 310 | 315 | *7%* | *6%* |
| (=) Adjusted Net Debt with 50% of hybrid bond | 4,646 | 4,602 | 4,576 | *1%* | *2%* |
| Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond | 7.90x | 3.86x | 1.22x | *105%* | *546%* |

[1]In 4Q21, the Company obtained an injunction to exclude ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal District, from the income tax calculation base as of 2021. As it is an uncertain tax treatment, the tax remained recorded in the balance sheet under income tax and social contribution payable. In August 2022, a sentence was handed down restricting the protection only to the presumed ICMS credits, which is why the Company paid the tax in the amount of R$1.0 billion.

[2]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

The liquidity position of US$2.9 billion in June 2023 is sufficient to cover the payment of all liabilities coming due in the next 74 months, not considering the international stand-by credit facility of US$1.0 billion available through 2026.

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Rating

7.	CAPITAL MARKET
7.1	STOCK PERFORMANCE

On June 30, 2023, Braskem’s stock was quoted at R$27.86/share (BRKM5) and US$11.65/share (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão

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and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

7.2	CORPORATE DEBT SECURITIES PERFORMANCE

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8.	LIST OF ANNEXES
8.1	PETROCHEMICAL SPREADS

BRAZIL

•	PE Spread[9]: increased compared to 1Q23 (+2%).
o	The PE price in the US was lower (-7%) in relation to 1Q23, impacted by (i) the lower demand in the period, mainly influenced by high interest rates and continuing inflationary pressure; and (ii) the normalization in supply in the region, after the weather events in the United States in early 2023.
o	The naphtha ARA price was lower (-13%) than in 1Q23, due to (i) the lower global demand; and (ii) lower oil price in the period, which was partially offset by the reduction in oil production by OPEC to contain price fluctuations resulting from the lower global demand.
o	In relation to the same quarter of 2022, the spread decreased (-48%), mainly impacted by the lower PE price (-40%), explained by (i) the lower global demand associated with the higher inflation and interest rates compared to 2Q22; (ii) the higher product supply, resulting from the startup of new capacities in the United States and China; and (iii) the normalization of international logistics, which led to lower freight costs and consequently lower PE prices in the US compared to 2Q22.
•	PP Spread[10]: increased compared to 1Q23 (+4%).
o	The PP price in Asia was lower (-8%) than in 1Q23, explained by (i) the lower demand, associated with the global economic slowdown; and (ii) the ample supply of product in the region.
o	The naphtha ARA price was lower (-13%) than in 1Q23, as explained above.
o	Compared to the same quarter of 2022, the lower spread (-7%) was mainly due to the lower PP price (-23%), which was impacted by (i) the lower global demand associated with the higher inflation and interest rates compared to 2Q22; and (ii) the higher product supply, resulting from the startup of new capacities, mainly in China.
•	PVC Spread Par[11]: decreased compared to 1Q23 (-29%).
o	The PVC price in Asia was lower (-7%) compared to 1Q23, due to lower demand for the product, which is mainly explained by (i) the lower imports from India, reflecting the start of the monsoon season and the precautions imposed by the Indian government, recommending restrictions on PVC imports in the country; and (ii) the higher PVC supply from other regions with competitive production costs. The caustic soda price in the United States also decreased (-28%) in 2Q23, explained by (i) the lower demand, mainly in the pulp and paper, aluminum, and soap and detergent sectors; and (ii) the higher supply, due to the normalization of soda availability in international markets.
o	Compared to 2Q22, the PVC spread Par decreased (-50%), impacted by lower global demand associated with higher inflation and interest rates and the lower consumption in real estate and construction sectors, mainly in China.
•	Main Basic Chemicals Spread[12]: increased compared to 1Q23 (+20%).

9 (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

10 Asia PP price – Naphtha ARA price .

11 The PVC spread Par better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its customers. Its calculation formula is: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

12 Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – ARA naphtha price.

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o	The spread of Main Basic Chemicals was higher (+20%) than in the prior quarter, mainly due to the lower naphtha ARA price (-13%) in 2Q23, as explained above. The price of main chemicals remained in line during 2Q23.
o	Compared to 2Q22, the spread of main chemicals decreased (-23%), mainly impacted by (i) the lower prices of chemical products (-27%), due to the lower oil price in the period (-31%) resulting from lower global demand; and (ii) partially offset by the lower ARA naphtha price (-30%), given the lower global demand in the petrochemical industry and the relationship with the oil price.

UNITED STATES & EUROPE

•	U.S. PP Spread[13]: in line with 1Q23.
o	Compared to the same quarter last year, the spread decreased (-63%) mainly due to lower PP price (-48%) in the United States, explained by (i) the lower global demand, associated with the economic scenario of higher inflation and interest rates in relation to 2Q22; and (ii) the higher product availability, given the startup of new capacities, mainly in China.
•	Europe PP Spread[14]: decreased compared to 1Q23 (-3%).
o	The PP price in Europe was lower (-2%) compared to 1Q23, due to (i) the lower demand, given the high inflation and interest rates in the region; and (ii) the entry of import products at more competitive production costs in the region. The propylene price in Europe remained in line.
o	Compared to the same quarter last year, the spread decreased (-28%), mainly explained by lower demand, reflecting (i) the global economic scenario and higher interest rates in the region; and (ii) the uncertainties arising from the conflict between Russia and Ukraine.

MEXICO

•	North America PE Spread[15]: decreased compared to 1Q23 (-5%).
o	The PE price in the US was lower (-7%) in relation to 1Q23, due to (i) the lower demand in the period, mainly influenced by high interest rates and persistent inflationary pressure; and (ii) the normalization in the supply in the region, after the weather events in the United States in early 2023.
o	The ethane price decreased (-16%), affected by the supply-demand dynamics of US natural gas, whose composition contains ethane. The dynamic is explained by high level of natural gas stocks in the United States resulting from the product’s higher supply in the Permian region and the lower demand for natural gas, leading to lower ethane prices.
o	Compared to the same period last year, the spread decreased (-27%), mainly due to (i) the lower global demand associated with the higher inflation and interest rates compared to 2Q22; and (ii) the higher product supply, resulting from the startup of new capacities in the United States and China.

8.2	GEOLOGICAL EVENT IN ALAGOAS
a)	Provisions

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, with the purpose of supplying raw material to its chlor-alkali and

13 U.S. PP – U.S. propylene price

14 EU PP – EU propylene price

15 U.S. PE – U.S. ethane price

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dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of stability of salt cavities. The results are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

(i)	Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 24.1 (i) of the Consolidated and Individual Quarterly Information of June 30, 2023.
(ii)	Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 24.1 (ii) of the Consolidated and Individual Quarterly Information of June 30, 2023. Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties.
(iii)	Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

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Thus, the Company has been meeting all obligations assumed with the authorities and acting proactively on all fronts to resolve the issues arising from the geological event. Highlights: (i) PCF significant advances on assisting public authorities to vacate properties located in the risk areas and submitting full financial compensation offers with a high level of acceptance; (ii) the actions for closing and monitoring the salt cavities, which are following the plan to close mining areas approved by the ANM, seeking to stabilize the subsidence phenomenon resulting from salt mining; and (iii) the social and environmental diagnoses conducted in connection with the Socio-Environmental Reparation Agreement

As assessed by the Company and its external advisors, considering the short- and long-term effects of the technical studies, existing information and the best estimate of expenses for implementing the various measures related to the geological event in Alagoas, the provision recorded on June 30, 2023 presents the following changes in the period:

The current provision can be broken down into the following action fronts:

a.	Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$1.5 billion (2022: R$2.1 billion) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt cavities, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. Based on studies of the specialists, the recommendation was to fill 9 salt cavities with solid material, a process that should take a total of 4 years. For the remaining 26, the recommended actions are: closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some cavities, sonar monitoring.

The provisioned amount of R$1.1 billion (2022: R$1.4 billion) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the cavities, the progress of implementing the plans to close mining areas, the possible changes to be made to the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of region’s stability.

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The Company’s actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF. In February 2023, this environmental plan was approved, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also agreed was that the environmental diagnosis will be updated in December 2025.

c.	Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The balance of this provision is R$1.5 billion (2022: R$1.6 billion).
d.	Additional measures, for which the balance of provision is R$2.4 billion (2022: R$1.6 billion), for expenses with: (i) Instrument of Global Agreement with the Municipality of Maceió; (ii) actions related to the Technical Cooperation Agreements entered into by the Company; (iii) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (iv) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the plans to close mining areas are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities to be monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, will be defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

Also in the context of understandings with the authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Agreement for Implementation of Socioeconomic Measures for Requalification of the Flexal Area (“Flexais Agreement”), entered into by Braskem and the MPF, the MPE, the DPU and the Municipality of Maceió for the adoption of action for requalification in

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the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Flexais Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress in negotiations with government authorities about other indemnification requests to understand them better. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the claim for the geological event in Alagoas.

For more information, see note 24 (“Geological event - Alagoas”) of the Consolidated and Individual Quarterly Information of June 30, 2023.

b)	Advances on Action Fronts

Relocation and Compensation of residents

As of June 30, 2023, 19,033 proposals had been submitted, with an acceptance rate of 99.4%. Additionally, as of June 30, 2023, 18,256 financial compensations had been accepted. Under the Financial Compensation and Support for Relocation Program (“PCF”), approximately R$3.7 billion had been disbursed from the beginning of the program until the end of June 2023.

Closing and monitoring salt wells, environmental actions and other technical matters

All of the Company's actions are based on technical studies from recognized specialists in different fields of knowledge, being the recommendations presented to the competent authorities. The Company obtained approval from the Agência Nacional de Mineração (ANM, in English National Mining Agency) for the Mining Front Closure Plan, as well as for the issuance of periodic reports on the execution of this Plan, which complies with the rules and recommendations established by the agency. The actions for stabilizing and monitoring the 35 salt mining wells, based on sonar results, geomechanical studies, and ANM authorization, are being carried out according to schedule, with the sand filling of the first group of 4 mining fronts, of the total of 9 foreseen, there are 3 cavities in the process of completion and 1 with technical limit reached. Of the second group of 5 filling mining fronts, 3 are in progress, and 1 is in the commissioning process.

Additionally, there is a group of 15 mining fronts with activities related to pressurization and buffering, which is still in progress. By June 30, 2023, of the 15 mining fronts, 14 have completed the original well buffering activities, and 1 have these activities in progress.

Finally, there are 5 mining fronts with confirmation of natural filling and 6 mining fronts that are in the sonar monitoring group. With regard to natural filling, contracted specialized companies concluded, based on studies

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carried out, by the confirmation of natural filling, whose conclusion was approved by the ANM. Regarding monitoring, the established schedule of sonar analysis presented to ANM is being fulfilled.

In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem presented to the MPF the environmental diagnosis, containing the evaluation of potential impacts and environmental damage resulting from the salt mining activity and the environmental plan with proposals of the measures required. As provided for in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, the second opinion report on the plan was filed with the MPF and, in February 2023, the MPF declared its acceptance of this environmental plan with the incorporation of the suggestions made in the second opinion report. Braskem started implementing the actions foreseen in the plan and continues to implement the commitments and share the results of its actions with the authorities, as provided for in the agreement, which also includes the update of the environmental diagnosis in December 2025.

Socio-urban measures

As part of the agenda for transformation of relocated areas, Braskem continues to make progress on its socio-urban measures, which encompass a set of actions focusing on Urban Mobility, Social Compensation and actions in the relocated areas.

In the case of Urban Mobility Projects, a total of eleven (11) actions were defined that contemplate the construction of 20 km of four-lane roadways for key corridors (Menino Marcelo Avenue, Durval de Góes Avenue / Fernandes Lima Avenue / Rua Professor José da Silveira Camerino), the construction of a new connection of 2.37 km between key corridors, 12 km of restoration of existing roadways and a traffic light and video monitoring system. The implementation of these 11 actions involves the phases of design, permitting, contracting and execution of works. Of the planned actions, 07 already have their executive projects completed, 03 are in the process of physical execution and 01, referring to the connection of Av. Durval de Góes and Av. Menino Marcelo, scheduled to start in 4Q23.

Regarding actions in the relocated areas, activities involving demolition of the Mutange Slope were completed and the Drainage, Earthmoving and Vegetation Cover phase begun. Other activities related to the emergency demolitions of the areas follow as a request from the Civil Defense of Maceió. In addition, the Company maintains actions to care for the districts, including property security and pest control.

Regarding the actions of the Social Action Plan (“PAS”), Public Hearing was carried out, for the presentation of the participatory technical diagnosis and proposal of lines of action. The Public Hearings were carried out in 4 meetings, with an approach in 4 dimensions Axis 1: Social policies and vulnerability reduction, Axis 2: Economic activity, work and income and socio-urbanistic, Axis 3: Recovery and Qualification of Urban Space and Axis 4: Preservation of Memory Culture, with the purpose of exposing the results of the technical-participatory diagnosis and obtaining data, subsidies, information, suggestions and/or proposals from the community and government agencies, regarding the aforementioned dimensions.

In June 2023, a meeting called by the MPF was held with the participation of the company Diagonal, City of Maceió and Braskem. On the occasion, the company Diagonal presented the current analysis status of the PAS diagnosis, after contributions from the listeners, as well as proposed complementary studies and a schedule for finalizing its preparation.

Regarding the Urban Integration and Flexais Development Project, it’s worth to note the progress in the process of payment of indemnities to residents (Financial Support Program - PAF) - by June 30, 2023, 1,384 proposals had been presented and 1,213 payments had already been made completed. It’s also worth to note the payment of compensation to the Municipality of Maceió has been made. With regard to urban requalification actions, 10 actions have already been implemented, the most notable being: the provision of free buses to the population; the implementation of cleaning and pest control services; school transport, among others. Also, the demolition of properties in the Flexal entrance area has already begun, improving the neighborhood's situation. Meetings were held with the community to validate the Urban Plan, location and projects of equipment to be implemented: UBS (basic health unit), School, Fisherman's Center, Shopping

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Center and Street Fair. The objective of the project is to promote access to essential public services and encourage the local economy of Flexais, aiming to resolve the region's socioeconomic isolation.

8.3	CONSOLIDATED INCOME STATEMENT

8.4	CONSOLIDATED RECURRING EBITDA CALCULATION

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8.5	RECURRING EBITDA BY SEGMENT

Financial Overview (R$ million) CONSOLIDATED 2Q23	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	Recurring EBITDA
Brazil[1]	12,434	(12,380)	53	(395)	-	(962)	(1,303)	407
U.S. and Europe	4,178	(4,030)	148	(185)	-	51	15	119
Mexico	1,189	(1,083)	107	(123)	-	(4)	(20)	199
Segments Total	**17,801**	**(17,493)**	**308**	**(702)**	-	**(915)**	**(1,309)**	**725**
Other Segments[2]	230	(200)	29	48	(2)	2	77	374
Corporate Unit	-	-	-	(491)	-	(35)	(526)	(490)
Eliminations and Reclassifications[3]	(274)	396	121	(0)	-	(4)	117	94
Braskem Total	17,756	(17,298)	459	(1,145)	(2)	(952)	(1,640)	703

[1]Does not consider expenses related to geological phenomenon of Alagoas

[2]It considers, mainly, the result of Cetrel, Voqen, Oxygea, Terminal Química Puerto México and ERPlastics already elmnated with the transactions between it and the Company. Additionally, the expenses related to the IFRS16 leasing are allocated in a managerial way in each segment and, therefore, consider the opposite effect to reflect the Company's accounting result

[3]The line of eliminations and reclassifications is mainly represented by purchase and sale between the Company's reportable segments

Financial Overview (US$ million) CONSOLIDATED 2Q23	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	Recurring EBITDA
Brazil[1]	2,510	(2,502)	9	(80)	-	(198)	(269)	81
U.S. and Europe	844	(814)	30	(37)	-	10	3	24
Mexico	240	(219)	22	(25)	-	(1)	(4)	40
Segments Total	**3,594**	**(3,535)**	**60**	**(142)**	-	**(189)**	**(271)**	**145**
Other Segments[2]	47	(41)	6	10	(0)	0	16	75
Corporate Unit	-	-	-	(99)	-	(7)	(106)	(99)
Eliminations and Reclassifications[3]	(55)	80	24	(0)	-	(1)	24	19
Braskem Total	**3,586**	**(3,496)**	**90**	**(231)**	**(0)**	**(196)**	**(338)**	**140**

[1]Does not consider expenses related to geological phenomenon of Alagoas

[2]It considers, mainly, the result of Cetrel, Voqen, Oxygea, Terminal Química Puerto México and ERPlastics already elmnated with the transactions between it and the Company. Additionally, the expenses related to the IFRS16 leasing are allocated in a managerial way in each segment and, therefore, consider the opposite effect to reflect the Company's accounting result

[3]The line of eliminations and reclassifications is mainly represented by purchase and sale between the Company's reportable segments

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8.6	INDICATORS

| Indicators US$ million | 2Q23 (A) | 1Q23 (B) | 2Q22 (C) | Chg. (A)/(B) | Chg. (A)/(C) |
|---|---|---|---|---|---|
| **Operating** | | | | | |
| Recurring EBITDA | 140 | 205 | 802 | -31% | -82% |
| EBITDA Margin[1] | 4% | 5% | 16% | *-2 p.p.* | *-12 p.p.* |
| SG&A/Net Revenue (%) | 6% | 6% | 5% | *0 p.p.* | *1 p.p.* |
| **Financial[2]** | | | | | |
| Adjusted Net Debt | 4,979 | 4,911 | 4,890 | 1% | 2% |
| Adjusted Net Debt/Recuring EBITDA (LTM)[3] | 7.90x | 3.86x | 1.22x | 105% | 546% |
| Recurring EBITDA (LTM)/Interest Paid (LTM) | 1.43 | 3.17 | 10.69 | -55% | -87% |
| **Company Valuation** | | | | | |
| Share Price (Final)[4] | 5.8 | 3.8 | 7.1 | 52% | -19% |
| Shares Outstanding (Million)[5] | 797 | 797 | 797 | 0% | 0% |
| Market Cap | 4,609 | 3,035 | 5,663 | 52% | -19% |
| Adjusted Net Debt | 6,381 | 6,290 | 6,225 | 1% | 3% |
| Braskem | 4,979 | 4,911 | 4,890 | 1% | 2% |
| Braskem Idesa (75%) | 1,402 | 1,378 | 1,334 | 2% | 5% |
| Enterprise Value (EV)[6] | 12,333 | 10,507 | 13,358 | 17% | -8% |
| Recurring EBITDA LTM | 660 | 1,307 | 4,180 | -49% | -84% |
| Braskem | 588 | 1,192 | 3,746 | -51% | -84% |
| Braskem Idesa (75%) | 72 | 115 | 434 | -38% | -84% |
| **EV/Recurring EBITDA LTM** | 18.7x | 8.0x | 3.2x | 132% | 485% |
| **FCF Yield (%)** | -4% | 14% | 28% | *-18 p.p.* | *-32 p.p.* |
| **TSR (%)[7]** | 52% | -16% | -24% | *68 p.p.* | *76 p.p.* |

[1]It considers the Recurring EBITDA in relation to net revenue

[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4]Considers the final share price adjusted for earnings

[5]Does not consider shares held by treasury

[6]It considers the provision related to the geological event of Alagoas

[7]It considers TSR from the quarter

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8.7	CONSOLIDATED BALANCE SHEET

45

8.8	CONSOLIDATED CASH FLOW

46

8.9	BRASKEM IDESA INCOME STATEMENT

8.10	BRASKEM IDESA BALANCE SHEET

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8.11	BRASKEM IDESA CASH FLOW

| **Braskem Idesa Cash Flow**<br>**R$ million** | **2Q23**<br>**(A)** | **1Q23**<br>**(B)** | **2Q22**<br>**(C)** | **Change**<br>**(A)/(B)** | **Change**<br>**(A)/(C)** | **1H23**<br>**(D)** | **2H22**<br>**(E)** | **Change**<br>**(D)/(E)** |
|---|---|---|---|---|---|---|---|---|
| **Profit (Loss) Before Income Tax and Social Contribution** | **(131)** | **91** | **(171)** | ***n.a.*** | ***-24%*** | **(40)** | **244** | ***n.a.*** |
| Adjustments for Reconciliation of Profit (Loss) | | | | | | | | |
| Depreciation and Amortization | 281 | 267 | 197 | *5%* | *43%* | 549 | 409 | *34%* |
| Equity Result | - | - | - | *n.a.* | *n.a.* | - | - | *n.a.* |
| Interest, Monetary and Exchange Variation, Net | 14 | (486) | 445 | *n.a.* | *-97%* | (472) | 499 | *n.a.* |
| PIS and COFINS credits - exclusion of ICMS from the calculation base | - | - | - | *n.a.* | *n.a.* | - | - | *n.a.* |
| Loss (reversals) for impairment of trade accounts receivable | - | - | - | *n.a.* | *n.a.* | - | - | *n.a.* |
| Provision for losses and write-offs of long-lived assets | 149 | 89 | - | *68%* | *n.a.* | 238 | 0.5 | *n.a.* |
| **Cash Generation before Working Capital** | **314** | **(39)** | **472** | ***n.a.*** | ***-33%*** | **276** | **1,152** | ***-76%*** |
| **Operating Working Capital Variation** | | | | | | | | |
| Account Receivable from Clients | (13) | (193) | 199 | *-93%* | *n.a.* | (206) | 230 | *n.a.* |
| Inventories | 74 | 149 | (76) | *-50%* | *n.a.* | 223 | (64) | *n.a.* |
| Recoverable Taxes | (58) | (24) | (60) | *144%* | *-4%* | (82) | (82) | *0%* |
| Other Account Receivables | 21 | 24 | 6 | *-12%* | *231%* | 45 | (231) | *n.a.* |
| Suppliers | (214) | (147) | 214 | *46%* | *n.a.* | (361) | 110 | *n.a.* |
| Taxes Payable | (2) | (29) | (101) | *-94%* | *-98%* | (31) | 138 | *n.a.* |
| Sundry Provisions | 2 | (19) | (48) | *n.a.* | *n.a.* | (17) | (127) | *-87%* |
| Other Account Payables | 27 | (44) | (47) | *n.a.* | *n.a.* | (17) | (7) | *144%* |
| **Operating Cash Flow** | **151** | **(322)** | **558** | ***n.a.*** | ***-73%*** | **(171)** | **1,120** | ***n.a.*** |
| Interest Paid | (179) | (237) | (200) | *-24%* | *-10%* | (416) | (358) | *16%* |
| Income Tax and Social Contribution | (0.04) | (0.04) | (0.02) | *0%* | *122%* | (0.08) | (0.1) | *-7%* |
| **Net Cash provided by operating activities** | **(28)** | **(559)** | **357** | ***-95%*** | ***n.a.*** | **(587)** | **762** | ***n.a.*** |
| Proceeds from the sale of investments | - | 316 | - | *-100%* | *n.a.* | 316 | - | *n.a.* |
| Additions to Fixed and Intangible Assets | (301) | (133) | (187) | *126%* | *61%* | (434) | (239) | *82%* |
| **Cash used in Investing Activities** | **(301)** | **183** | **(187)** | ***n.a.*** | ***61%*** | **(118)** | **(239)** | ***-51%*** |
| Short-Term and Long-Term Debt | | | | | | | | |
| Obtained Borrowings | - | - | - | *n.a.* | *n.a.* | - | - | *n.a.* |
| Payment of Borrowings | - | - | - | *n.a.* | *n.a.* | - | - | *n.a.* |
| Braskem Idesa Debt | | | | | | | | |
| Borrowings | - | - | - | *n.a.* | *n.a.* | - | - | *n.a.* |
| Payment of Borrowings | (1) | (63) | (47) | *-99%* | *-99%* | (64) | (47) | *37%* |
| Loan to non-controlling shareholders of Braskem Idesa - payments | - | - | (34) | *n.a.* | *-100%* | - | (34) | *-100%* |
| Leasing | (76) | (73) | (12) | *4%* | *513%* | (148) | (25) | *493%* |
| Dividends | - | - | - | *n.a.* | *n.a.* | - | - | *n.a.* |
| Participação de acionistas não controladores | 92 | 37 | - | *152%* | *n.a.* | 129 | | |
| **Cash Generated (Used) in Financing Activities** | **16** | **(100)** | **(93)** | ***n.a.*** | ***n.a.*** | **(84)** | **(106)** | ***-21%*** |
| Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies | (12) | 95 | 175 | *n.a.* | *n.a.* | 83 | (70) | *n.a.* |
| **Cash and Cash Equivalents Generation (Aplication)** | **(324)** | **(381)** | **252** | ***-15%*** | ***n.a.*** | **(706)** | **346** | ***n.a.*** |
| **Represented by** | | | | | | | | |
| Cash and Cash Equivalents at The Beginning of The Period | 1,803 | 2,184 | 1,867 | *-17%* | *-3%* | 2,184 | 1,773 | *23%* |
| Cash and Cash Equivalents at The End of The Period | 1,478 | 1,803 | 2,120 | *-18%* | *-30%* | 1,478 | 2,120 | *-30%* |
| **(Decrease) Increase in Cash and Cash Equivalents** | **(324)** | **(381)** | **252** | ***-15%*** | ***n.a.*** | **(706)** | **346** | ***n.a.*** |

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.